Filed by ECP Environmental Growth Opportunities Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ECP Environmental Growth Opportunities Corp.

Commission File No.: 001-40032

Date: December 16, 2021

Fast Radius Investor Day Transcript

Speakers:

Lou Rassey – Co-Founder & Chief Executive Officer of Fast Radius, Inc.

Prith Gandhi – Chief Financial Officer

Bill King – Co-Founder & Chief Scientist

John Nanry – Co-Founder & Chief Manufacturing Officer

Pat McCusker – Co-Founder & Chief Operating Officer

Alex Thompson – Gateway Investor Relations

Alex Thompson: Hello, everyone, and thank you for joining us for the Fast Radius Public Investor Day. My name is Alex Thompson, Director at Gateway Investor Relations. I’ll be moderating the event today on behalf of Fast Radius. Again, we appreciate your interest in the company. Today’s presenters are Lou Rassey, co-founder and Chief Executive Officer, and Prithvi Gandhi, Chief Financial Officer. The format of today’s events will be prepared remarks by management, followed by a Q&A session. To ask a question during the Q&A, please use the chat function on the Zoom platform, and we will get to as many as we can in the time that we have. With that, I’ll turn it over to Lou Rassey, co-founder and Chief Executive Officer of Fast Radius. Lou.

Lou Rassey: Thanks, Alex. Hi, everyone. Thank you for spending time with us today. I’m Lou Rassey as Alex noted, one of the four co-founders and the CEO of Fast Radius. Let me start by giving you a quick take on the heart of who we are at Fast Radius and the vision that drives us. Our purpose simply put is to make new things possible to improve the state of the world. That’s not a small ambition. I’ll acknowledge that upfront, but manufacturing is not a small sector. It is not a niche industry.

Manufacturing is important. In fact, it’s absolutely central to our lives, not just for the things it makes, the cars and the cell phones and the satellites, but the things it makes possible, makes the world more connected, makes the world more healthy and more sustainable. Manufacturing can feed and power the world. Manufacturing, in other words, it’s not just about the products. It’s about the possibilities.

This has always been true, but now in the digital age, the sector’s potential to drive progress in the world is exponentially greater than it ever has been. We have new tools to design, make, and move products in ways that we couldn’t have imagined even a decade ago. This is the vision and the work of Fast Radius, making new things possible. Propelling us, speeding us towards a better future.

Before we tell you how we’re doing that work, let me share a bit about me. Manufacturing is in my DNA. I’m a third-generation manufacturer. My grandfather started a machine shop in Detroit that my dad is still running proudly today, making precision parts for the auto industry. When I was a kid, I had the privilege of working there and I would do my homework at a drafting table after school in my dad’s office. That experience inspires me still, seeing the beauty and the importance of imagining something, designing it, and bringing it to the world to help people.

That passion has run through everything I’ve done since. That’s why I got a degree in mechanical engineering, that’s why I went to work at Chrysler and a joint venture with BMW and launched a factory in Brazil. Next, it led me to graduate school at MIT, where I studied engineering, business and was a Leaders for Manufacturing fellow. Later, as a partner at McKinsey where I spent almost 12 years, I helped lead the global manufacturing practice and helped to build what is now the firm’s Industry 4.0 service offering.

Fast Radius Investor Day Transcript

In the course of that work, I led a global to understand and reimagine the future of manufacturing, looking at where the sector could go if we’re bold enough to take it there, and what it all means for how companies and countries will compete in this century. McKinsey is also a place where I was lucky to meet a couple of my co-founders and where the seeds of the idea of Fast Radius and our cloud manufacturing platform took root.

Let’s talk about what it is we’ve built in our scaling. We are building the platform and infrastructure to empower everyone, to design, make, and move what they need when and where they need it. Our product is a cloud manufacturing platform, the first of its kind. It’s analogous to cloud computing, but for the physical world, instead of data centers, we have state-of-the-art factories. Our factories and a network of suppliers that plug in.

We have a software infrastructure on top that allows us to orchestrate the work across that factory network. On top of that, we have an application and service layer where we and third parties can build applications and services powered by that underlying infrastructure. It’s a platform for innovation in the physical world much like cloud computing has been in the digital world.

The way to think about us is we are a software company and we make industrial-grade parts. Today we make all of our money by making parts for our customers. Over time we will start commercializing our software. I’ll tell you a little bit about that vision today. Let’s take each of these two parts in turn. We’re a software company and we make industrial-grade parts. First, on software, we are building a suite of tools to support our customers across the journey of designing, making, and moving products.

Let’s take each of these in turn. In design, we are codifying the world’s manufacturing knowledge and making it accessible to everyone through software, allowing engineers to upload parts and immediately get feedback and insight, comparing technology side by side, getting feedback with experts on their shoulders, allowing them to make better decisions in those critical early design days.

Once a product is designed, we’re creating software tools to help our customers make what they need when and where they need it. Think of it like a virtual factory in everyone’s pocket. It’s not just easy ordering, although that’s important to the modern consumer [unintelligible 00:05:44] experienced order parts whether it’s in prototyping or in production, but also a software-driven platform to provide insights or visibility into your parts being made, when they’re made, how they’ve been made as if you own those assets, the notion of a virtual factory for everyone.

Once your parts are made and you’re ready to start managing your supply chain over time, we’re creating a suite of software tools to support managing your supply chain. Things like a virtual warehouse where companies like Airbus can store parts in the cloud, store them digitally and have us produce them when they need them, where they need them, creating a much more flexible, sustainable supply chain model.

When we step back and think about us as a software company and reflect on this end-to-end process design, make, and move traditionally, these are very siloed activities with the data that doesn’t easily flow across them. Our cloud manufacturing platform creates an integrated data layer and then allows us to create tools to support our customers at each stage in the journey.

Just like cloud computing, this is a platform. We and others will build software tools and applications powered by this infrastructure. Yes and excited to tell you more about that as we go today. There’s two parts to our company. We’re a software company and we make industrial-grade parts. We make industrial-grade parts across a range of technologies; CNC machining, injection molding, additive manufacturing. Our customers view us as a one-stop shop.

Fast Radius Investor Day Transcript

We are focused on production scale while we do prototyping to help our customers in those early days. From day one, we’ve built our infrastructure, our company focused on production, helping our customers put parts on cars on the road and medical devices in the hands of physicians and patients, in the hands of consumers enjoying baseball gloves. We are focused on production and getting new products in the hands of those who need them around the world at scale.

We have served customers across just about every industry; aerospace, automotive, medical devices, consumer products, industrial products. One of the things that’s so exciting about cloud manufacturing is its applicability to any engineer, any manufacturing company, bringing a physical product to the world. The way that we’re making products today is in our owned and operated microfactories, as well as in a network of vetted third-party suppliers. Our microfactories think of these as state-of-the-art factories designed to be copy-and-paste in different locations to create a globally distributed, digitally orchestrated network over time.

One of our microfactories in Chicago was deemed by the World Economic Forum to be one of the nine most advanced factories in the world. We’re proud of that recognition, and speaks to the sophistication of what we’ve built at the foundation of a cloud manufacturing platform. That’s how to think about us. We are software a company. We make industrial-grade parts. When we reflect on our ambition of what we are building together, it is not small. It is to build a $100 billion first-of-its-kind cloud manufacturing and digital supply chain company. Over the next 30 minutes, we’re going to tell you a bit about how we’re embarking on that journey, the progress we’ve made, and the road ahead. I’m going to take each of these chapters in turn for a few minutes. Let’s start talking about the context to get everybody grounded on the market opportunity which we see, starting with component parts. Today we’re making money by making component parts for customers across all these industries.

It’s enormous markets, $350 billion today, for component parts sub 100,000 units annually. If we remove that 100,000-unit constraint, it’s actually almost double, but it’s closer to 800 billion. When we think about where we’re focused today on custom parts manufacturing, we think about 100,000 units as a good area for our focus, you can see here the technologies that are driving that CNC machining, injection molding sheet metal, and additive manufacturing technologies that we are focusing on for our customers now.

You also note that it is poised to double over the course of this decade. An incredibly significant part of the global economy. That’s part of the large market, and it is being reset by what is called Industry 4.0. This is a term that we’ll spend some time illustrating what it means to us at Fast Radius. While component part manufacturing is important, we should recognize that there’s a market beyond that, that is opening up to us.

That is from the value of software built in the cloud. The value of new products and business models that are enabled by cloud manufacturing, the value of digital storage and digital logistics, digital inventory, we are not putting forward a specific number for what the size of those opportunities are, but it is important that as an industry, we recognize that there are new pools of value and new market opportunities that will be enabled by cloud manufacturing, just as we have seen in cloud computing.

Fast Radius Investor Day Transcript

An incredibly important and large market that we are tackling, but as I noted, it is being reset by Industry 4.0. Now as 4.0, it’s not just one technology that’s advancing, but it’s so many that are making rapid progress and re-imagining the tools that each step in the process of bringing a physical product to the world. New tools of digital design and simulation with high performance compute, new equipment and progress in 3D printing and next-generation machining and robotics and automation, smart factories to capture data at every step in a factory. The ways to orchestrate and get visibility in the supply chain, logistics, and operations, all of these advances are now here, and creates a compelling tailwind for cloud manufacturing. You’ll see the checkmarks here reflect those technologies that are a part of the infrastructure that we’ve built at Fast Radius.

Now, in addition to Industry 4.0, there are some other tailwinds we think are important to note and get grounded in. The first is that while Industry 4.0 is here, the expertise to employ is scarce. Very few have access to it. It is an opportunity that is largely untapped for most manufacturers. Secondly, in the digital age, people are increasingly wanting modern software-driven experiences in their work, just like they have in their consumer lives as consumerization of the experiences. The third tailwind we highlight is the need and the global call for more sustainable supply chains and more flexible supply chains. It’s in the headlines every day. It is important that we as an industry do better.

We take all of that together. We see a massive market being reset by Industry 4.0 with powerful tailwinds behind a new way of working in this industry. As exciting as all of that is, we should also recognize there is a universal problem. That is the infrastructure for how we design, make, and move things today is fundamentally broken. It is rigid, wasteful, and it is inaccessible to most.

Let’s start with some of the challenges in design. The knowledge today to get access to new tools, technologies is fragmented, it’s siloed, it’s inaccessible to most. A lot of that knowledge is held in the minds of industry veterans and experts that are hyper fragmented in subscale operations. These shops around the world, and I love these shops, I grew up in them, but there’s also challenges for these shops to operate today. To provide some industry context, as we reflect in the US and on machining as an example, 90% of machining in the US is done by these small subscale shops, 20 people, 30 people. I love these shops. I grew up in them, but there are some structural challenges for them to meet the needs of our time now.

They lack the expertise for the capital to invest in these new technologies. They lack a modern digital software experience for customers to engage with them. On top of that, we have the demographic challenge of the workforce retiring and aging out. As we look, what happens next in the industry structure, once the parts are made in the subscale fragmented model with knowledge, that’s hard to access, over the course of the past decades, we’ve created supply chains, we have centralized mega factories in far off corners of the world, making parts.

Now those are accessible if you’re making tens of millions of electronic devices, which is great, but they’re inaccessible to most. We’re trying to bring new innovations to the world. Once parts are made in these far off locations, we’re putting them on slow-moving carbon-intensive supply chains, putting parts and shipping containers, putting them on boats. We all remember the Suez Canal struggle earlier this year and the images we see at the ports even today. Then when the parts eventually do get to where they’re going, there’s massive physical inventory, where we have parts, trillions of dollars of parts sitting on shelves collecting dust for years, sometimes decades at a time.

This is the infrastructure that has been built and it is not meeting the needs of our time. It is too rigid. It is wasteful. It is inaccessible to most. At Fast Radius, we have built a new infrastructure through cloud manufacturing, and it has a fundamental change across all of these dimensions, from designing, making, and moving things. We’re moving from fragmented, siloed, inaccessible knowledge and expertise to codifying all of knowledge from manufacturing, making it accessible through software.

Fast Radius Investor Day Transcript

From subscale operators to Industry 4.0, being employed at real scale, and factory infrastructure everyone can leverage, from centralized mega factories to local microfactories, producing parts where they’re needed, from slow-moving carbon-intensive supply chains with parts on boats to shipping parts at the speed of light, producing them where they’re needed around the world, from massive physical inventory to digital inventory, this is what cloud manufacturing allows for the industry. This is what we’ve built and are scaling.

Let’s get into what this infrastructure looks and feels like. When we think about cloud manufacturing, it starts with the infrastructure to make things, and our factories, state-of-the-art, digital-driven factories, a network of our suppliers that are also plugged into a cloud platform.

Sitting on top of that, we have a learning engine and a digital thread. A digital thread is capturing the data across every interaction, every step in the process from first customer conversation to their needs all the way through every step in the factory and getting the parts in the hands of the customer. Then a learning engine that allows us to get smarter with every part that we make, capturing all that data and analyzing it. On top of that, we have a software-driven operating system. This orchestrates the work that we do for our customers, helps them improve the design of their parts, make the parts and fulfill them for them.

Sitting on top of this, the first-of-its-kind application and solutions layer. This is where we can provide manufacturing solutions and software applications and where others can also build applications and services over time. That’s a platform just like we have in cloud computing, but now for driving innovation in the physical world. Over the next few minutes, we’ll give you some examples of what the manufacturing solutions are that we have on the cloud today. Over time, more will come, but excited to highlight the four that we have today.

The first is Additive Launch. This is a solution to help companies bring products to market uniquely enabled by industrial-grade additive manufacturing. New technologies that allow engineers and manufacturers to design products, new performance, new capabilities, more flexibility in the supply chain. Companies come to us looking for that solution. An example is Rawlings. Rawlings wanted to reinvent the baseball glove, to provide more strength than the thumb and the pinky. They wanted to embrace the new technology to help them do that.

They came to us and together, we designed a complex lattice geometry and launched it in the market that allows a better performing glove to be in the hands of professional athletes. Now, we’re making them [unintelligible 00:18:34] production, and we’re proud to say these gloves are in the stores and accessible for the playgrounds. A wonderful example of how Additive Launch helps companies like Rawlings bring new innovations to the world, embracing state-of-the-art manufacturing capability.

The next solution we’ll highlight is Fast Radius On Demand. This is for companies who can work with us in a modern software-driven way to get parts made from prototyping, those early days of prototyping, but importantly, scaling into production as well. The example that we’ll share here is Curtiss Motorcycle. Curtiss wanted to bring a new electric motorcycle to market, struggling to manufacture a number of components.

Originally, they came to us for support and CNC machining a couple of components in the early development days. We were excited to provide that support to them, but then they realized we can scale with them into production. Now over the last couple of years, our partnership has expanded, and through our solution, we’re making over 200 parts on the [unintelligible 00:19:42] material across two different bikes, across eight different manufacturing technologies that they’re leveraging through the cloud manufacturing platform. An exciting partnership that speaks to how our solution can bring new types of supply chain models, and flexibility, and speed, and access to technologies to companies like Curtiss driving innovation in the physical world.

Fast Radius Investor Day Transcript

The next solution that I’ll highlight is a new solution that we have recently announced, that is called the Custom Microfactory. Now, to date, we’ve served over 2,000 customers through our factory infrastructure. Think of it as a public cloud, where all of our customers can benefit from the infrastructure that we built. Now, our customers are coming to us asking if we can create a private cloud where we take our Microfactory template, our playbook, and deploy it specifically for needs that they have; technology needs they have and location needs that they have. We believe this is a natural extension of cloud manufacturing just like we’ve seen cloud compute over the years.

An example I’m excited to share is an industrial company is building a new product in the market and that they were looking for a supply partner that could help them reimagine their supply chain for component parts, to be more flexible, more capital-efficient, and to allow them to leverage state-of-the-art technology. In this case for the Microfactory that we have built for them in our scaling is embracing CNC machining, next-generation material handling, next iteration metrology and measurement inspection, all in a state-of-the-art factory in a box.

What we’ve architected is something that can copy and paste. This microfactory can be copied and pasted adjacent to future assembly locations of the end vehicle. We believe it’s a wonderful model for net generation supply chains. The microfactory that we are building and scaling here is driven through our software platform. It benefits from the full architecture of the cloud that we have built but creates purpose-built infrastructure and capacity for our customers. A model for we believe how more flexible supply chains can be built to meet the needs of manufacturers around the globe.

The fourth manufacturing solution I would highlight is Fast Radius Virtual Warehouse. This is allowing companies to store parts in the cloud and have us produce them when they need them meeting strict industrial-grade quality standards. An example we’re proud to celebrate is our work with Airbus and Satair. They came to us wanting a more responsive and flexible supply chain solution. It used to take them many months to get parts made that they needed to repair aircraft. Instead, they proactively said, “Fast Radius, let’s partner and create a certified virtual warehouse so that we can get parts made in days, not months, to meet the needs of repair and those critical moments.” This partnership started a couple of years ago and every quarter we continue to add Airbus and Satair parts to this virtual warehouse. We’re so excited about it and the partnership.

Let’s imagine where this takes us. Let’s imagine three years out, five years out, 10 years out that countless millions or billions of parts that cloud manufacturing will host in a virtual warehouse for companies like Airbus and countless others. It becomes an infrastructure that industry can lean on for more flexible, more sustainable supply chains. This is the future. It is here now, we’re doing it, and it is growing and scaling.

When we think about our manufacturing solutions, we have these four operational today, more of them will come, and we’re excited to share those with you as the road unfolds. In addition to these manufacturing solutions, where we are using software to make parts for our customers, we are also investing in software tools that sit on top of these and provide utility to our customers, every stage of the journey, whether or not they’re making a part with us at that moment or not.

Today, I’m going to share with you a bit about what those tools are today, what we have today, as well as what’s over the horizon, and we’ll walk through each step in the process, and as I mentioned earlier, when we think about how physical products are brought to the world today, let’s go through this general flow of design, make, move, fulfill, it’s siloed traditionally. Work is being done by different functions and data is siloed in different locations.

Fast Radius Investor Day Transcript

What we’re building in our software products is a common data architecture, where the engineer’s part quality professional, and the purchasing professional can all get access to the data and collaborate together, moving through this journey, I’ll give you some examples. Start at the design. In design, we are building an intelligence engine and a collaborative space for designing parts. So much of what you see here is available now, and the next major feature release will be coming in Q2, excited to tell you more about that.

The way to think about this is we’re codifying the world’s manufacturing knowledge and making it accessible to everyone through software, allowing engineers to discover new technologies that suit their project needs, and providing expertise on every engineer’s shoulder. You can see on the screen here, an example of what we have where an engineer simply uploads a part, and our software instantly for the material they select, the technology selected can identify the problems. Those yellow features are problematic, and we advise you to change them or we may have yield issues, and there may be aesthetic issues.

Then there are red features that get highlighted, and those are features that our software says, “We can’t make those technologies within those features with the technologies you selected.” Now traditionally, the way an engineer would go about this work is you’re sending those files off to different experts that you might know in your network and you’re waiting for them to email you back or mark something up and send you calls and sending comments.

We’re codifying all of that disparate knowledge across technologies, putting it in software, making it accessible to every engineer, and then we’re creating a collaborative space where those observations and insights can be shared in real-time, so that teams can do their work better together, making better decisions, designing better products. That’s our software in the design stage. We see this as sitting adjacent to CAD where we’re not displacing CAD or picking up where CAD leaves off. We are using the data from when things are made, how things are made and codifying that, and then putting them in the hands of engineers as they’re doing development work.

Now, when we get to making, we are building software to provide a digital experience not just for ordering parts, which we’re doing today and we’re excited to talk about that, but as importantly or more importantly also getting insight from when and how your parts are made.

First, we do want to empower everyone to make what they need, when and where they need it, as part of our purpose, part of our vision. The ordering portal is important not just for prototyping, I want to make it clear, that we’re building this out so that we can help this be a software-driven way of ordering parts through production and scale up. The insights that we’re providing, we want to open the black box manufacturing to allow every engineer to see into the factory where their parts are being made. Almost as if they own that asset, the notion of a virtual factory in the pocket of your engineer.

The digital age allows that to happen. Our cloud infrastructure allows that to happen. We’re excited about the experiences we’re building for our customers through this virtual factory vision. Then when we get to moving things and managing supply chain, we want to create a software-driven way for our partners to manage their supply chains, fulfillment, shipments, inventory. That includes a virtual warehouse experience we talked about many more capabilities over time.

As we think about the software tools that we’ve built, it’s design, make, and move, and their roadmap looking forward, expanding a virtual warehouse, expanding the intelligence of our software to be a guide for every engineer, creating a virtual factory for all of our customers and anyone with a browser gets access to state-of-the-art manufacturing infrastructure, not just order and make things, but to learn and watch, and see how their things can be made over time. This is what we are building towards. So much of it is here today, so much of it we’re excited to share as the road unfolds, but we believe this is what the future of how we design, make, move, things can look like as software-driven experience at every step.

Fast Radius Investor Day Transcript

Data connected across these traditional silos, visibility into what’s happening, when your things are being made, when your things are being moved, and driving real impact. As we think about the impact of manufacturing, it is tangible, it’s powerful. We’re providing access to [unintelligible 00:29:26] manufacturing, technology to everybody. We’re providing speed. You can get done in days, it used to take months. It’s elastic. Companies like Ford, an active in the auto industry, they can make 1,000 connectors or 5,000 connectors a week, and scale up elastically with us, depending on what the uptake is for a particular product and market. There’s elasticity in cloud manufacturing as well.

I’ve talked about this notion of codifying knowledge, giving it to everybody through software. Also, the global reach, our model, and we’ll talk about here in a moment is to create a globally distributed infrastructure that everyone can benefit from. By doing all of this through state-of-the-art technology, driving through software, there is an operations advantage. There’s a cost advantage that we can provide for our customers as well.

Lastly, the benefit I want to highlight is perhaps the most important, which is this all leads to a more sustainable industry. We can reduce emissions from transportation. We can reduce waste by not putting parts in landfills that have been collecting dust sitting on shelves for a long time. We can help engineers make smarter design choices to use better technologies or materials with a lower carbon footprint because we’re codifying knowledge, making that accessible through software.

When we step back and reflect on the value of cloud manufacturing, we and our customers are incredibly excited. It is tangible. It is powerful. If we look forward to the infrastructure for how we are making this all possible, I want to highlight a couple of key elements. Let’s talk about the base of this tech stack here for a moment that is the infrastructure to make things in our factories and in a network of our suppliers.

Our manufacturing infrastructure at a glance, we have, microfactories now in the US, four of them focused on different manufacturing technologies, one for CNC machining, our most recent microfactory launched this year, three microfactories for different additive manufacturing, industrial-grade 3D printing technologies. We have a factory that is in Louisville on UP’s North American hub, World Port, a wonderful partnership. We are excited to continue leaning into and the idea we can produce parts late in the evening, UPS, and their physical infrastructure can get them to where they’re needed in a very efficient and more sustainable way.

In addition to our own infrastructure, our own microfactory infrastructure, which I’ll talk about in a couple of minutes, we also have a global network of trusted suppliers. Think of these as extensions of our firm. They provide technologies like injection molding, urethane casting, additional CNC machining, extending the menu of what we can offer to our customers. They’re plugging into the cloud platform and they are an important part of the infrastructure.

I highlighted the onset. I’ll make one more note here about our recognition from the World Economic Forum, our factory in Chicago, and deemed one of the nine most advanced factories in the world, implementing Industry 4.0 real scale. A year later, we were recognized as an end-to-end value chain lighthouse, reflecting on how we are supporting customers, not just in a state-of-the-art factory, but in this end-to-end value chain from designing things to making things, to moving things. A recognition we’re grateful and proud to share.

Fast Radius Investor Day Transcript

Let’s talk about our microfactories for a couple of minutes. When we think about a microfactory, it’s a software-driven state-of-the-art manufacturing node of production. They are designed- factory in a box, designed to be copy-and-paste for scale. Each microfactory has identified all the variables that need to be controlled to ensure reliable industrial-grade production, repeatable, and something that can be trusted for putting parts in customers’ hands for real applications and use around the world.

The playbook for the microfactory includes detailed physical infrastructure, but also all the digital infrastructure and all the people infrastructure. How do you operate that factory now? How do we scale? I mentioned the design of the microfactory is to copy and paste in different locations, and because we’ve created the standard digital architecture and playbook, that becomes easy for us to scale and copy and paste the world’s most advanced factory and make it accessible to everybody.

That’s the roadmap that we have set out.

There are incredible benefits for our customers is they can have confidence that each node of production is producing parts of the same quality, and standard as the others. We’ve partnered with UPS. I mentioned, and as we look forward over the coming years, and we create this global infrastructure, it creates a new logistics paradigm, and instead of moving parts by ground, air, and by sea, we can move parts through the internet at the speed of light, reducing parts proximate to where they’re needed around the world. We call it the fourth modality of logistics. We believe the impact of the fourth modality of logistics can be as profound in this century as the earlier modes of transportation have been in the prior century.

Now, we’re not there yet. We need to continue scaling our microfactory network, but we see the signs of it now. Companies like Airbus have a virtual warehouse with us. Our microfactory footprint has grown from one to now four, and we continue to expand the technologies. It gives us incredible confidence as this infrastructure we built is trusted by 2,000 customers, including the most demanding manufacturers on the planet. That’s about how we scale it.

If we reflect on this infrastructure and what we’ve built, a factory infrastructure, digital thread, and the learning engine, the operating system, a software manufacturing solutions that sit on top, this is a full-stack infrastructure for cloud manufacturing. It is ambitious. That is what we have built over the last five years. It has proven, and we believe it creates an incredibly compelling moat for us. Each of these individual layers of the tech stack are hard, but we’ve done it all, but now are scaling it.

When we reflect on the moat, we highlight these five points. There’s proprietary technology and IP at every layer of the tech stack. It drives an operating advantage for us in quality and in yield, lead time, access to new technologies, the offering we provide. The third point is systems integration. It’s one thing just to have a state-of-the-art factory. It’s another thing to build a full software platform, data architecture, and the application layer on top. That’s hard to replicate and creates a real advantage over time.

Then there’s a network effect. On a number of fronts, as we get more users more parts, we get smarter. The learning engine gets smarter and becomes more valuable. As customers get more parts in our virtual warehouse, it becomes a place where they do work. As engineers get more parts in their design ecosystem with us, it becomes a place where their knowledge is captured, where they can continue building for themselves and with their teams.

There’s a very strong network effect on several dimensions here. Then all of that creates a high switching cost. This is a place where data, knowledge, infrastructure resides and is validated and certified. Once all of that work is here, it becomes sticky and increasingly valuable for our customers. You combine all of this and we believe there’s a very compelling moat for the cloud manufacturing infrastructure we have built in our scaling.

Fast Radius Investor Day Transcript

It’s working. When we reflect on the traction we’ve received as a company, we’re grateful for our partnership with UPS and what we’ve done is serve customers together. We’re proud of our Net Promoter Score, north of 70, the World Economic Forum recognition, and perhaps most importantly though, I’ll highlight again, is the 2,000 customers that have put their trust in us. The certification that comes along with that, very different than just being a company that makes prototype parts.

Our customers rely on us, and that means they have to come and audit our factors, audit our infrastructure, audit our quality management system. We’re PPAP-ing parts, the Part Production Approval Process, which is a rigorous set of steps and procedures you go through under your quality management system to provide customers confidence the part meets their requirements for volume use. All of that production, certified production work is where we’re focused and have been from day one. It’s very different than prototyping or an on-demand prototype experience.

Now you see on the page here some of the different logos of our 2,000. The thing I want to highlight though it is across all of these industry verticals, we often get the question, what are the industries that are leveraging Fast Radius and the cloud manufacturing platform, what’s so exciting it’s across all of these different verticals, any engineers making physical parts are looking for the benefits we’re bringing. Access to new technologies, more flexible supply chains to grow and scale and bring new innovations to the world.

One area we would highlight where we’ve seen a lot of momentum as of late is electric vehicles. We are working with eight different electric vehicle manufacturers across a range of components and solutions. When we reflect on the EV space, it is one of many where these are companies bringing important new products to market. They want to break paradigms. They want flexibility. They want speed. They want a modern digital way of bringing these products to the world. Just like their products are modern, digital driven.

They want to supply chain that catches up to the digital age and that’s what cloud manufacturing is doing, is pioneering a digital way of thinking about designing, making, and moving things and making that accessible to innovators like these. I think as we look to our time next together. Pat, if you would go to the next page, please. I’m now going to hand it over to Prith, our CFO who’s going to share some reflections on our financials, how we got to where we are, and our attractive growth path looking forward. Prith, over to you.

Prith Gandhi: Great. Thanks, Lou. Look, building on all of loose remarks, as you can see on this chart, we have successfully grown fast radius over 85% on [unintelligible 00:40:24] basis since 2017. Clearly, demonstrating both our customer acceptance of our solutions, as well as the technological viability of the cloud manufacturing platform. It’s really a testimony to our team and exciting for me to see that we’ll be exiting 2021 at almost 10 times our revenue back in 2017.

If you go to the next page you can see this very strong momentum in 2021. We’ve grown in Q3 significantly delivering 7 million in revenue, which is a company quarterly record, and have also been delivered over 139% in revenue growth year over year. As you can see from this chart, I’d like to spend a couple minutes talking about our bookings. Just to remind everyone, bookings is our measure of contract value of orders given by customers in any fiscal period.

Fast Radius Investor Day Transcript

It’s a strong leading indicator for our revenues overall. As you can see in this chart, significant sequential and year over year revenue bookings growth and we delivered closer to 20 million in bookings in the third quarter which is another company record. Moving on, this gives us a lot of confidence for our longer term plan. Thanks. As you can see from our plan, it’s-- Excuse me for a second. Our plan is predicated on essentially driving the key growth drivers that we’ve successfully demonstrated so far. We expect to deliver over 600 million in revenue, and approximately, 50% gross margins by 2025. That’s predicated one on us achieving our successful close of our transaction with ECP and delivering $445 million in proceeds through the transaction that assumes no redemptions, and no other alternative sources of funding beyond the pipe that’s also part of our transaction.

The plan is built essentially on one continuing with our successful customer acquisition motion, continuing to increase our land and expand strategy like Lou talked about Curtis continuing on with opportunities like that, continuing to build our custom microfactory network. Then finally, continuing to expand our applications and software services and then driving software revenue over time.

In addition, we do expect to augment our overall growth and organic growth is our primary means of growth over our planning horizon. We do expect to do some M&A primarily in software and other manufacturing technologies. Our business model is based on very attractive unit economics both in customer acquisition as well as in capacity expansion. Let me just talk a little bit about our customer acquisition model.

We use a very sophisticated web-based demand generation model that’s very efficient and provides attractive customer opportunities at the top of the funnel. We then augment that with more traditional business development team composed of account executives and customer service reps. Then finally what we’ve been doing more recently is building out a sophisticated business development team that’s responsible for more our larger and more complex orders like the customer microfactory solution that we spoke about today.

Our expectation is that our LTV to CAC ratio trends between five to eight times over the planning period. Then let me talk a little bit about the unit economics of our microfactories. Our microfactories are built deliberately to manage capital expansion in bite-sized increments. We’re able to scale efficiently but also do that in a manner that manages capital intensity. On average investment in our factories is $3 to $4 million at scale, which we define as around 70% capacity utilization. We expect to deliver six to seven million in revenue per factory, delivering about $4 million in EBITDA, which results in very attractive payback periods of less than two years and over 80% IRRs. With that, I will pass it back to Lou to bring our film.

Lou: Thank you, Prith. We are very excited about the team that has assembled to pursue this vision. You’ll meet several other team members get into the Q&A here. I’ll introduce a few of them. Bill King is one of the co-founders and our chief scientist. Bill was the founding chief technology officer of the National Lab for digital design and manufacturing industry luminary in this industry. I’d also highlight John Henry, one of the co-founders. John and I worked together at McKinsey, where he helped to build digital manufacturing practice there. Then also highlight Gus Pinto. Gus is our chief product officer and successful hyperscale product and technology builder at Citrix magically and elsewhere. Then Pat McCusker, a fourth co-founder, and our COO will also be joining us in the Q&A.

In addition to our leadership team that has assembled around the vision, we also have an amazing board. We announced here this week four nominees that will join us upon close of the transaction. These include Matt Maloney that founder and former CEO of Grub Hub, Betsy Ziegler, a technology leader, and [unintelligible 00:47:34] of 1871 and former at time McKinsey. Then Steve Koch, the former deputy mayor of Chicago and former head of M&A at Credit Suisse. Then Matt Flanagan, a seasoned industrial tech executive and board member coming on board for us as well.

Fast Radius Investor Day Transcript

From our leadership team to the board that’s assembled, we couldn’t be more excited about the caliber that’s rallied around building out a vision together. Before we head into Q&A, I would like to offer a couple of reflections on what you’ve heard so far. I’d like to touch on the tremendous value we see in this enterprise and widen the frame of it, the larger purpose that we’re so excited to serve. For me, this goes pretty deep and pretty far back. It goes back to when I was a kid in Michigan spending time in my father’s shop. I remember the drafting table. I remember the sounds of the machines. I remember how my dad would hold up a part and say, “Lou, what is this? What does it do?”

Really, what he wanted me to know was not what the part was, but why it mattered. “It’s not just a part,” he would say. “It’s a part of helping people.” That’s a part of making new things possible, making the world more connected, making the world more fun, healthier, safer. That’s a part of making life better. I remember the sense of wonder I felt then, the sense of possibility and purpose.

I have to tell you, I feel these things even more strongly today. This is not just a company I’m proud to lead. This is my life’s work. It is for so many of us at Fast Radius. In a way, it’s just beginning. Manufacturing is on the cusp of a transformation every bit as sweeping as the industrial revolution. The rise of steam power, mass production, computers and automation, all of which change the ways we live and work. Cloud manufacturing is the next chapter in that story. This is a $350 billion market, and it is right for disruption.

Why? Because every day the headlines tell us and reinforce the world needs this solution. Whether we’re talking about medical supplies or consumer goods, we know manufacturing has got to do better at designing, making, and moving things around the world. What I hope you take away from today’s presentation is how we’re going to achieve that. Fast Radius is going to play a defining role in that transformation. We’re going to make manufacturing easier, faster, more flexible, and more sustainable at every stage of the production life cycle.

Now, when I say we, I don’t mean Fast Radius on its own. I mean everyone everywhere, who is empowered by our platform to design and build whatever they need in where they need it. The access and insight we provide them through our software, our microfactories, our partnership, will create a multiplier effect millions of people strong, transforming what’s possible by orders of magnitude a truly global wave of change.

Imagine a future where everyone with a browser can get access to the knowledge of how to make things. A future where a digital warehouse has the instructions of how to create nearly everything the world might need. A future where we can store parts and move them digitally, not physically. A future where supply chains shrink and opportunity expanse. This is what we’re building.

Around the world, millions of people will use our technology to design billions of parts. What’s that worth in terms of parts creation revenue? For Fast Radius, about 600 million by 2025. What’s the value of the market for the software to be built in cloud manufacturing? What’s the value of the market for the new services and applications we have and will build in the cloud? What’s the value of the market for digitally storing and digitally moving parts? We don’t know.

What we do know is we intend to be the software choice to make those things happen. What we do know is that our expertise is and will be unbeaten. What we do know is cloud manufacturing will be indispensable. What I also know is my father was right, manufacturing is important work. It matters in the world. It shapes who we are and what we do, how we work, and how we live. That much hasn’t changed since I was a kid, but so much else is about to change. We hope you’ll join us in helping shape it. Now let’s join my colleagues and address your questions about the opportunities ahead and how we plan to tackle. Alex, over to you.

Fast Radius Investor Day Transcript

Alex: Thanks, Lou and Prith. Appreciate it. As a reminder for the audience, please use the chat function at the bottom of the Zoom screen to ask a question. I’ll give it a few seconds from the filter in. All right, Lou and Prith, the first one we had is what makes you confident in your 2022 financials and what is the texture and predictability of your revenue?

Prith: Thanks for the question, Alex. Just to remind everyone, key drivers of our 2022 plan include, one, achieving the 445 million aggregate gross proceeds. That assumes that we have no redemptions in the transaction and there’s no alternative sources of funding other than the $100 million pipe commitment that we have as part of our transaction. With those proceeds, that would allow us to invest in our growth plan. We expect to accelerate our recent growth trends and bookings and revenue, and we do that by focusing on the large multi-period orders like the custom microfactory solution that we spoke about today.

We’d also continue to aggressively push web-based demand generation and continue to invest in our business development and inside salesforce. In addition, we expect to pursue opportunistic acquisitions in order to deliver our 2022 revenue objectives. We maintain a pipeline of opportunities that we continue to develop and monitor.

Alex: Great. Thank you, Prith. Our next question here is, what happens if you don’t achieve the investment level that you would expect out of the stack?

Prith: Okay, a good question. Based on the actual proceeds that we realize in the transaction, we would obviously re-evaluate our plan and we would focus on the highest return growth opportunities available to us. In addition, we would manage liquidity on a balance sheet to ensure capital adequacy by prudently managing our cash burn rate. Then, in addition, we would seek additional growth capital at the appropriate time.

Alex: Got it. Thank you, Prith. Our next question here is, what’s the key differentiator in your strategy?

Bill: I will take that question. There’s a few key things that highlight our strategy and what makes us unique. Let’s start with the overall market today, which is served by companies that make things as well as by software providers. What makes Fast Radius unique is that we’re a software company that makes things, and this allows us to serve our customers in new and unique ways. Among companies that make things, we can think about those as traditional small manufacturing shops, on-demand manufacturing providers, digital brokerages, or private equity roll-ups. This is how we see the market for companies that make things.

There’s three ways that we think about our strategy against these incumbents; the customer segments that we serve, the market and scope of our offerings, and our business model. Let me take these each in turn. First, for our customer segments, we serve customers with prototyping, which allows customers to quickly receive a few parts at a time. This is low volume production.

We also serve customers with certified scalable production. This is the production of real parts for real-and-use applications, and this has really been our focus of the company since the beginning. For scalable production, customers require repeatability and a guarantee that their parts are made correctly every time. We provide this guarantee because we have rigorous factory operations, our technology stack advanced infrastructure.

The certified production business is different than the prototyping business because it involves long-term business partnerships. The second way we think about our strategy is that we’re serving the market through a software platform. This creates exciting new opportunities beyond just the parts-making business. We’re uniquely positioned in the market and that our scope extends across the product lifecycle with design-making move.

Fast Radius Investor Day Transcript

Our software platform allows us to bring real innovation to manufacturing through software applications, such as those that we discussed for warehouse additive launch custom microfactories. Looking forward, we anticipate a host of new software applications that we will develop, some will develop ourselves, and some with partnerships or third parties. The nature of the software platform that is it aggregates data across design-making move, and it gets smarter over time.

The more users that we have, the more orders that we get, the more data that we gather, and this allows us to better serve customers. I would highlight that our company makeup is about one-third of our employees are in software or engineering. This is very different from traditional manufacturing companies and underscores the technology DNA of our company.

Then the third way that we think about our strategy is with our business model. Our cloud platform includes state-of-the-art manufacturing facilities, and that they’re tied together with software intelligence. A key part of our infrastructure is how we collect and use data for decision-making and providing insights to customers. Finally, our microfactory model allows us to link together our software platform with manufacturing capacity. This allows us to scale in a capital-efficient manner.

Alex: Great. Thank you, Bill. We’ve got some good questions coming in. I’m going to combine a couple that I have here because they’re touching on the same topic. Lou and team, one of them reads, what goes into the decision to move forward with a microfactory with a customer, and what are some of the determining factors? Then to expand on that a little more and another question touches on this just expand on the recently announced custom microfactories and was it driven by customers or internally and who owns microfactories capacity and can Fast Radius use that capacity for other customers?

Lou: Yes, so the custom microfactory that I referenced in the case example is dedicated capacity for that particular customer where they’re making [unintelligible 00:59:49] over a period of time and we’re making a commitment in turn to them. We’ve also dialed in the technologies that are helpful and priorities for that particular customer. Now, the nature of our footprint is to create a global network of facilities. Each facility can have multiple micro factories underneath the roof. By having a microfactory launch in a region that supports specific custom, a microfactory need from a customer, it also provides a great flywheel for us to then build around it.

We think it’s a wonderful way for us to support the scale of our global network doing so in partnership with our customers. I’d say it’s been over the course of the past 18 months. Through the thick of the pandemic, we’re seeing companies, CEOs and their teams across every vertical re-evaluating what their supply chain should look like. Customers are coming to us asking if there’s a way to create this type of private cloud infrastructure to create this flexible state of the art capacity that they can lean into.

I think we are in the early days of a custom microfactory offering, but we are credibly excited about the promise given the interest and the inbound we are getting. I think as more and more companies become aware of the opportunity for cloud manufacturing infrastructure for component production, we expect that to be a great tailwind for growth. We’re still in the early days, we are creating cloud manufacturing as a category.

Fast Radius Investor Day Transcript

Solutions that we’re talking about here, about trusted industrial scale virtual warehouse, digital driven, custom microfactories that we copy and paste and deploy locally. These are new capabilities for the industry and we’re excited to continue to build awareness, understanding of what’s possible and support work we’re doing. Alex, I answer all of those questions. Any other sub part in there?

Alex: Yes, I think that covered it. Lou, there’s several that are touching on the same theme so we appreciate that. The next one I have in the queue is what are the barriers to entry and what is so difficult that we do that others can’t? Why do you have a long term competitive advantage?

Lou: John, you want to jump in on this one?

John: Yes, sure. Thank for the question. This is John Nanry. Lou touched on this briefly, so we’ve been very purposeful in our strategy for building a durable competitive advantage from day one. This more detailed page will be available in the document, I believe. We’ve seen digital transformation play out across other industries and apply these lessons learned to manufacturing. I’ll speak to a few highlights here on the page. First, in the upper right are the investments we’ve made in proprietary technology for our cloud manufacturing platform.

In each component of the tech stack that Lou walked through earlier, we have six patent applications and extensive trade secrets from application design and development through production. Furthermore, our proprietary software enables repeatability and scalability that is unique in the marketplace. Going around the cycle here, all of these advantages proprietary tech, operations, system integration in scale, and network effects, ultimately lead to a very high customer stickiness, we get them in and they stay with us.

Customers use the cloud manufacturing platform because it is so easy and access fungible capacity to scale their own operations. As they scale, we own the manufacturing process data, and customers invest in fixed certification costs, making it nearly impossible to simply lift and shift production elsewhere. These barriers are reflected in us supporting over 100,000 unique customer designs and having manufactured over 12 million parts to date.

Alex: Thank you, John. As a reminder to everybody, please use the chat function to ask a question. There are several good ones coming through. We appreciate that. The next one in the queue is, what is your gross margin? What kind of margins do you expect both gross and EBITDA?

Pat McCusker: I can take that, Alex. This is Pat McCusker, COO, one of the co-founders. As you may have noted on the forecasts that we have, we have increasing gross margin over time. That’s driven by a handful of things that are important to understand. As we’ve discussed, we have two methods, two fundamental ways that we make parts in our microfactories and our assets, our capital at risk, and then with third-party partners, who, of course, have their own capital risk.

As you might imagine, the margin profile for those two methods of production differs. When we’re making parts in our own internal microfactories, our own CAPEX, we’re targeting gross margins north of 50% and we’re working with our third-party partners were more in the mid to high 20s of gap gross margin. One of the drivers of the margin growth over time is a bit of a mix shift. Right now about a third of our production is done internally in our own microfactories and the balance externally, and over time, that will flip to be more 60% or so internal, in the balance external. That’s one of the drivers of the margin increase over time.

The second is our utilization rate. As we are in our growth mode, we are investing in supply a bit ahead of demand, and as a result, our aggregate utilization rate is a bit lower than where we will be steady-state. As that demand starts to fill the supply in our mark sales and marketing engine continues to feed our infrastructure that utilization rate will go up and in turn increase the gross margin over time. Then the final driver at highlight is our software. As we’ve mentioned, we do plan to monetize our software over time and that does add a couple points of incremental gross margin in the outer years as that is a creative to our production gross margin.

Fast Radius Investor Day Transcript

That’s on the gross margin line and how we see it evolving over the next couple years for those three reasons I mentioned. On the EBIDA margin line, we are, of course, investing heavily in our software platform and the team associated with that. That is a real fixed cost that we are excited to invest against, but does create meaningful OPEX in the near term. As the revenue and gross profit scales that fixed cost of our software team is highly scalable.

Over time, we see an EBITDA margin profile of yielding low to mid 20 net EBITDA margin as that gross margin starts to cover the fixed cost of our software team and other fixed overhead. A naturally scalable model that does yield attractive, both gross margin and EBITDA margin profile over time.

Alex: Great. Thank you, Pat. This next question it will cover a few more that are coming in on the same vein. Who are you competing with in the software space?

Lou: Bill, do you want to jump in on this one?

Bill: Thanks, Lou. For sure. We are creating a first of its kind software that will help engineers and designers to bring new physical products into the world. We are doing this by giving the users the ability to collaborate across product life cycle with tools that help them design, make and move. It’s this end to end view that’s one of the things that makes us unique. Existing software solutions in the market focus on just one of these components, either design or make or move and not an integrated solution.

This is important because we can look across the life cycle and bring forward insights that come from the actual production environment in which goods are made. We can bring forward insights from the actual fulfillment and movement environment from which things are moved and logistics are done. We can use these insights to help users to make better decisions. Our customers today are already using CAD software, product life cycle management software for designing products. Our customers are already using ERP systems for managing logistics. Our software is complementary with the engineering toolchain that our customers are already using. Our goal is to provide a seamless experience between the customers’ existing software toolchain, and our cloud manufacturing platform. Over time, we will build APIs that allow integration with CAD and ERP systems that achieve the seamless integration between what the customer is using today and the Fast Radius software platform.

Alex: Great. Thank you, Bill. As a reminder, everybody, please use the chat function prompting once more, a couple more good ones are coming in. Next one, Lou and team, can you drill down on the strategic M&A opportunities a bit further, such as regional partners, additional microfactory hubs and how do you think about M&A?

Lou: We think, as Chris noted, it is an opportunity for us. It is a small part of the plan that we’ve presented. From a revenue perspective, we do believe there’s real opportunities, an accelerant for us. I think, when we think about M&A, there are a few branches. The first is on the software side. As we look at our roadmap, we think there are opportunities for us to accelerate our software vision on that front.

I think secondly, manufacturing capabilities. We want to continue to expand that menu of technologies that we can offer in our microfactories. They are our second branch on the tree. The third that I would highlight is for geographic expansion. As we want to get a customer flywheel going in different geographies. We recognize an M&A can be a way for us to accelerate that. I think all of those are on the table and a part of the strategic planning that we will do.

Fast Radius Investor Day Transcript

Again, just to reiterate, as Chris noted, we have a very strong organic growth motion that has been proven over the last five years, and we’re very excited about that as an engine for growth. Strategically, we think M&A can help us both from a software side of broadening the menu, and then getting flywheels going into new geographies.

Alex: Great. Thank you, Lou. Just being cognizant of time here, maybe we have time for one more, then pass it back to Lou for some closing remarks. We’ve got a couple on these that have come through. Lou and team, what is your plan to monetize software?

Lou: Today, software is a central part of how we operate our business day-to-day in our factory, in our supply chain. It is a part of how we engage with our customers. We’re building out the tools to create a modern delightful experience for our customers today. We’re not charging them for our software today. We want to reduce friction and how they are getting familiar with us and with Cloud manufacturing. We make money today by producing parts for our customers, and in many ways that creating a modern software-driven experience on the front end provides a funnel for us, driving one of our revenue engine from making money through making parts. Over time, as we’ve mentioned several times today, we do look to commercialize the software.

There are a number of ways for us to do that. As we think about the vision that we’ve described today, it is a suite of tools to empower physical product creators, designing, making and moving things. There are great analogs for other industries that are out there for empowering creators in the digital space, think of Adobe as an example in the Creative Cloud and that suite of digital tools to support digital creators. If we look at Salesforce as an example, Bill talked about how we have this common data architecture connecting across silos and how we can build tools leveraging the infrastructure but helping decision-making a different point of the journey across design, making, moving, fulfilling.

When we reflect on the opportunity ahead of us, there are a number of very compelling commercialization approaches. We’re excited to share more about that as the road unfolds, but we look to those as examples, the opportunities in front of us. I also want to highlight, again, our software company, we make industrial-grade parts and both of them go hand in hand. It’s the intersection of those that we believe is just so compelling and allowing us to create cloud manufacturing as a new category.

A third of our company, it’s about a third of our company, is in software engineering and development. It’s a very meaningful part of what we continue to invest in [unintelligible 01:14:17] We are excited about the next stage in the commercialization journey and talking about that too.

Alex: Great. Really helpful. Thank you, Lou. Thank you to the rest of the management team for taking those few minutes to talk through some Q&A. Before I pass it back to Lou, I just want to thank everyone again for joining. If you have any questions for investors and investor relations there, please email fastradius@gatewayir.com. I appreciate everyone’s chats and messages. We want to make sure we respond to each and every one of those. Please, reach out. Again, thanks for your time. Then I’ll pass it back over to Lou to close it down.

Lou: Terrific. Thank you, Alex. I’d echo your thanks for everyone spending the time with us today. Take just a moment to recap our vision and our plan. Our purpose is to make new things possible to improve the state of the world. That is what drives us. It is important work. It is a massive market. It is being reset by industry 4.0. The infrastructure for how we design, make, and move things today is fundamentally broken. It is rigid. It’s wasteful. It’s outdated.

Fast Radius Investor Day Transcript

We have built a proven new infrastructure, cloud manufacturing, to support the work of companies bringing physical products to the world. We are excited about and grateful for 2,000 customers that have put their trust in us. A great validation of this infrastructure and this new way of designing, making, moving things. We also recognize that we are getting started. We have a lot of work ahead of us.

We appreciate everyone spending the time to get acquainted with us. We are incredibly excited and inspired about the road ahead. We hope you are all a part of the journey in making new things possible together. Thank you for the time today. We appreciate it.

Alex: Thanks, Lou. Thanks, everybody. We’ll speak soon. Have a nice day.

Lou: Thanks, all.

Cautionary Statement Regarding Forward-Looking Statements. This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between ENNV and Fast Radius. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “scales,” “representative of,” “valuation,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ENNV’s securities, (ii) the risk that the Transaction may not be completed by ENNV’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ENNV, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the requisite approvals of ENNV’s and Fast Radius’ stockholders, the satisfaction of the minimum trust account amount following any redemptions by ENNV’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Transaction, (v) the risk that ENNV’s proposed private offering of public equity is not completed, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (the “Merger Agreement”) relating to the Transaction, (vii) the effect of the announcement or pendency of the Transaction on Fast Radius’ business or employee relationships, operating results and business generally, (viii) the risk that the Transaction disrupts current plans and operations of Fast Radius, (ix) the risk of difficulties in retaining employees of Fast Radius as a result of the Transaction, (x) the outcome of any legal proceedings that may be instituted against Fast Radius or against ENNV related to the Merger Agreement or the Transaction, (xi) the ability to maintain the listing of ENNV’s securities on a national securities exchange, (xii) changes in the competitive industries in which Fast Radius operates, variations in operating performance across competitors, changes in laws and regulations affecting Fast Radius’ business and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transaction, and the ability to identify and realize additional opportunities, (xiv) risks related to the uncertainty of Fast Radius’ projected financial information, (xv) risks related to Fast Radius’ potential inability to become profitable and generate cash, (xvi) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, (xvii) the risk that demand for Fast Radius’ cloud manufacturing technology does not grow as expected, (xviii) the ability of Fast Radius to retain existing customers and attract new customers, (xix) the potential inability of Fast Radius to manage growth effectively, (xx) the potential inability of Fast Radius to increase its cloud manufacturing capacity or to achieve efficiencies regarding its cloud manufacturing process or other costs, (xxi) the enforceability of Fast Radius’ intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others, (xxii) Fast Radius’ dependence on senior management and other key employees, (xxiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Fast Radius operates, (xxiv) the risk that Fast Radius may require additional funding for its growth plans and may not be able to obtain any additional financing on terms that are acceptable to Fast Radius or at all and (xxv) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of ENNV’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement/prospectus discussed below and other documents filed by ENNV from time to time with the Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Fast Radius and ENNV assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Fast Radius nor ENNV gives any assurance that either Fast Radius or ENNV, or the combined company, will achieve its expectations.

Additional Information and Where To Find It. This Presentation relates to the proposed Transaction between ENNV and Fast Radius. ENNV filed a registration statement on Form S-4 relating to the Transaction with the SEC on September 3, 2021, as amended on October 8, 2021 and November 24, 2021 (the “Registration Statement”), which included a proxy statement/prospectus that will be sent to all ENNV stockholders. ENNV will also file other documents regarding the Transaction with the SEC. Before making any voting decision, investors and security holders of ENNV and Fast Radius are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about the Transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by ENNV through the website maintained by the SEC at www.sec.gov. The documents filed by ENNV with the SEC also may be obtained free of charge upon written request to ENNV at 40 Beechwood Road, Summit, New Jersey 07901.

Participants in the Solicitation. ENNV, Fast Radius and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ENNV’s stockholders in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the proxy statement/prospectus when available. You can find more information about ENNV’s directors and executive officers in the final prospectus relating to ENNV’s initial public offering, which ENNV filed with the SEC on February 10, 2021. You may obtain free copies of these documents as described in the preceding paragraph.